NORTHERN EDGE CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

Assets

Current		
Cash	$	126,202
Accounts receivable		26,000
Due from related parties		313,656
Total assets	$	**465,858**

Liabilities and Member Equity

Liabilities

Accounts payable and accrued expenses	$	2,525
Total liabilities		2,525

Commitments and Contingencies (Note 7)

Member Equity		463,333
Total liabilities and member equity	$	**465,858**